Exhibit 1

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
to be held on December 24, 2008

        Notice is hereby given to the holders of ordinary shares, par value NIS 0.01 per share (the “Ordinary Shares”), of IncrediMail Ltd. (the “Company”) that an Annual Meeting of the Shareholders of the Company will be held at the offices of the Company located at 4 HaNechoshet Street, Tel Aviv 69710, Israel on December 24, 2008, at 16:00 local time, and thereafter as it may be adjourned from time to time (the “Meeting”) for the following purposes:

1.	TO VOTE ON THE PROPOSAL TO ELECT one of (i) Mr. Arik Ramot, who was nominated by the board of directors of the Company; or (ii) Mr. Oded Federbush, who was nominated by Mr. Yaron Adler, a shareholder and director of the Company, as a director for a three year term (commencing on the date of the Meeting and until the annual meeting of the shareholders of the Company to be held in the year 2011 and the due election of his respective successor).

2.	TO VOTE ON THE PROPOSAL TO APPOINT Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent public auditors of the Company for the year ending December 31, 2008 and to authorize the Board of Directors to fix the remuneration of said auditors in accordance with the amount and nature of their services, or to delegate such power to the Audit Committee of our Board of Directors.

        In addition, the shareholders will discuss any other business as may properly come before the Meeting or any adjournment thereof.

        In addition, the Company’s management will be available at the Meeting to answer questions any shareholder may have with respect to Management’s Report on the business of the Company for the year ended December 31, 2007 and the Company’s Consolidated Financial Statements as of and for the year ended December 31 2007, a copy of which is available through the Company’s website (http://www.incredimail-corp.com)

Shareholders Entitled to Vote

         Only shareholders of record at the close of business on November 16, 2008 (the “Record Date”), will be entitled to notice of, to participate in, and to vote at, the Meeting.

Proxies

        Shareholders may vote their shares by personally attending the Meeting or by appointing “proxies” to vote on their behalf at the Meeting. Whether or not you intend to attend the Meeting in person, please take the time to vote your shares by completing, signing and promptly mailing the enclosed proxy card to the Company’s transfer agent, in the enclosed, postage-paid envelope, prior to the Meeting but not later than the close of business on December 23, 2008, or by presenting the proxy card to the chairperson at the Meeting. Shareholders may revoke their proxy at any time before the effective exercise thereof by filing with the Company’s transfer agent a written notice of revocation or a duly executed proxy card bearing a later date, delivered to the Company’s transfer agent no later than the close of business on December 23, 2008, or by voting in person at the Meeting. If you attend the Meeting, you may vote in person, whether or not you have already executed and returned your proxy card.

        Please review the accompanying proxy statement for more complete information regarding the Meeting and the matters proposed for your consideration at the Meeting. If you have any questions, please feel free to call Mr. Yacov Kaufman, the Company’s Chief Financial Officer, at +011-972-3-6444737.

        YOUR VOTE IS VERY IMPORTANT. THE AFFIRMATIVE VOTE OF THE HOLDERS OF A SIMPLE MAJORITY OF THE SHARES PRESENT AND VOTED AT THE MEETING IN PERSON OR BY PROXY IS REQUIRED TO APPROVE ALL OF THE MATTERS ON WHICH YOU ARE BEING ASKED TO VOTE. THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE ELECTION OF MR. ARIK RAMOT UNDER PROPOSAL 1 AND “FOR” PROPOSAL 2 SUBMITTED TO SHAREHOLDERS VOTE.

By Order of the Board of Directors, Tamar Gottlieb, Chairperson of the Board of Directors Date: November 13, 2008

PROXY STATEMENT

IncrediMail Ltd.
4 HaNechoshet Street
Tel Aviv 69710
Israel

ANNUAL MEETING OF SHAREHOLDERS
to be held on December 24, 2008

        This proxy statement is being solicited by our board of directors for use at our annual meeting of shareholders to be held on December 24, 2008, at 16:00 (local time), or at any adjournment thereof (the “Meeting”). The record date for determining our shareholders that are entitled to notice of, to participate in, and to vote at, the Meeting is November 16, 2008. On November 12, 2008, which is the last full trading day before printing of this proxy statement, we had outstanding and entitled to vote 9,313,315 ordinary shares, nominal value New Israeli Shekels (“NIS”) 0.01 (the “Ordinary Shares”).

        Shareholders may vote their shares at the Meeting by personally attending the Meeting or by appointing “proxies” to vote on their behalf. Upon the receipt of a properly executed proxy, as set forth in the accompanying Notice of Annual Meeting of Shareholders, the persons named as proxies therein will vote the Ordinary Shares covered thereby in accordance with the instructions of the shareholder executing the proxy. With respect to the proposals set forth in the accompanying Notice of Annual Meeting of Shareholders, a shareholder may vote in favor of any of the proposals or against any of the proposals or may abstain from voting on any of the proposals. Shareholders should specify their votes on the accompanying proxy card. IF NO SPECIFIC INSTRUCTIONS ARE GIVEN WITH RESPECT TO THE MATTERS TO BE ACTED UPON, THE ORDINARY SHARES REPRESENTED BY A SIGNED PROXY WILL BE VOTED FOR THE ELECTION OF THE NOMINEE OF THE BOARD OF DIRECTORS UNDER PROPOSAL 1 AND FOR PROPOSAL 2, ALL AS SET FORTH IN THE ACCOMPANYING NOTICE OF ANNUAL MEETING OF SHAREHOLDERS. We are not aware of any other matters to be presented at the Meeting. If any other matters are presented at the Meeting, the persons named in the attached form of proxy shall vote all shares represented by all executed proxies in their best judgment.

        Any shareholder returning the accompanying proxy may revoke such proxy at any time prior to its exercise by (i) giving written notice to the Company’s transfer agent of such revocation no later than the close of business on December 23, 2008, (ii) voting in person at the Meeting or requesting the return of the proxy at the Meeting or (iii) executing and delivering to the Company’s transfer agent a later-dated proxy.

        Each Ordinary Share is entitled to one vote on each matter to be voted on at the Meeting. Two or more shareholders present, personally or by proxy, who hold or represent together at least 33 1/3% of the voting rights of our issued share capital will constitute a quorum for the Meeting. If within one half of an hour from the time appointed for the Meeting a quorum is not present, the Meeting shall stand adjourned for one week at the same hour and place, or to such day and such time and place as the chairperson may determine with the consent of a majority of the voting power represented at the Meeting in person or by proxy and voting on the question of adjournment. If a quorum is not present at the adjourned date of the Meeting within one half of an hour of the time fixed for the commencement thereof, then the Meeting shall take place regardless of the number of shareholder present and in such event the required quorum shall consist of any number of shareholders present in person or by proxy.

        Proxies are being mailed to shareholders on or about November 18, 2008 and will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, fax or other personal contact. Copies of solicitation materials will be furnished to brokerage firms, nominees, fiduciaries and other custodians for forwarding to their respective principals. The Company will bear the cost of soliciting proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of ordinary shares.

        Shareholders may vote shares directly held in their name in person at the Meeting. If a shareholder wants to vote in person at the Meeting shares held in street name, the shareholder must request a legal proxy from the broker, bank or other nominee that holds the shares, and must present such legal proxy at the Meeting.

        This proxy statement provides you with detailed information about the matters on which you are requested to vote your shares. In addition, you may obtain information about the Company from documents filed with the United States Securities and Exchange Commission (the “SEC”). We encourage you to read the entire proxy statement carefully.

BENEFICIAL OWNERSHIP OF SECURITIES
BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth certain information as of October 31, 2008, concerning (i) the only persons or entities known to the Company to own beneficially more than 5% of the Company’s outstanding Ordinary Shares, and (ii) the number of Ordinary Shares beneficially owned by all directors and officers as a group. The percentages below are based on 9,313,315 Ordinary Shares outstanding as of October 31, 2008:

	Shares Beneficially Owned
	Number	Percent

5% Shareholders
Ofer Adler	2,013,532	21.6%
Yaron Adler	373,433	14.7%
Mahoney Associates Inc.	879,192	9.4%

Directors and officers as a group (12 persons,
including Messrs. Ofer Adler and Yaron Adler) (1)	3,948,751	40.7%

(1)	Includes397.500 Ordinary Shares underlying options that are either currently exercisable or will become exercisable within 60 days after the date of this proxy statement.

MARKET PRICE DATA

        The following table shows, for the periods indicated, the highest and lowest closing sale prices of our Ordinary Shares as reported on the Nasdaq Capital Market or the Nasdaq Global Market, as applicable and the Tel Aviv Stock Exchange (as of November 22, 2007):

	Nasdaq Capital Market or Nasdaq Global Market		Tel Aviv Stock Exchange
	High ($)	Low ($)	High (NIS)	Low (NIS)

2008

First Quarter	5.17	2.92	20.39	10.12

Second Quarter	4.30	2.94	14.25	10.20

Third Quarter	3.62	3.03	12.68	10.02

Fourth Quarter (through November 12, 2008)	2.22	3.58	11.84	10.64

Most recent six months

May 2008	4.16	3.14	14.25	10.56

June 2008	3.44	2.94	10.80	10.20

July 2008	3.50	3.03	11.49	10.02

August 2008	3.62	3.07	12.50	10.74

September 2008	3.59	3.15	12.68	10.54

October 2008	3.58	2.82	11.72	11.18

        The closing price of our Ordinary Shares, as reported on the Nasdaq Global Market and on the Tel Aviv Stock Exchange on November 12, 2008, which is the last full trading day before printing of this proxy statement, were $2.22 and NIS 10.64 (equal to $2.734 based on the Bank of Israel representative exchange rate as of such date), respectively.

PROPOSAL 1

ELECTION OF DIRECTOR

        At the Meeting, the term of service of Mrs. Gittit Guberman as a member of our board of directors shall expire. All other directors of the Company (including the external directors) shall continue to serve as directors in accordance with the terms of the Company’s articles of association and applicable law. According to the Company’s articles of association, our board of directors shall be composed of seven members. At the Meeting, a new director shall be elected to serve for a three year term commencing on the date of the Meeting and until the annual meeting of shareholders of the Company to be held in the year 2011 and the due election of his respective successor.

        According to the Company’s articles of association, a person may be nominated for election as a director by the board of directors or by any shareholder of the Company who holds at least five percent of the voting rights in the Company, provided however, that such shareholder shall notify the Secretary of the Company of his intent and comply with the requirements set forth in the Company’s articles of association.

        The board of directors of the Company has nominated Mr. Arik Ramot for election as director, to serve for a three year term commencing on the date of the Meeting and until the annual meeting of shareholders of the Company to be held in the year 2011 and the due election of his respective successor.

        Mr. Yaron Adler, a shareholder and director of the Company who holds 14.7% of the voting rights in the Company, has nominated Mr. Oded Federbush for election as director, to serve for a three year period commencing on the date of the Meeting and until the annual meeting of shareholders of the Company to be held in the year 2011 and the due election of her respective successor. Mr. Yaron Adler had complied with the requirements set forth in the Company’s articles of association regarding the nomination of director by a shareholder.

        Following is certain information concerning the nominees, including their principal occupation during recent years.

        Mr. Arik Ramot is the founder and has been the CEO of Ramot & Co, Investment House since 1996. From 1988 to 1996, Mr. Ramot served as legal advisor and manager at Kaszierer International, working in more than 20 countries. Prior to that, Mr. Ramot practiced law in Israel. Mr. Ramot is also the founder of an Israeli internet Company (www.hayoman.co.il). Mr. Ramot holds LLB and LLM degrees from Tel Aviv University.

        Mr. Oded Federbush has been a shareholder of the Company since its establishment. For the last 10 years, Mr. Federbush has been an investor in early stage internet & media companies. Mr. Federbush advises to companies such as Fixya.com, Inneractive, Triplay, Traffilog, Marketguru and Keepaboo.

        Each nominee has attested to the board of directors and the Company that he meets all the requirements in connection with the election of directors under the Israeli Companies Law.

        Our board of directors will present the following resolution for adoption at the Meeting:

“RESOLVED, that Mr. Arik Ramot is hereby elected to serve as a director for a three year term commencing on the date of the Meeting and until the annual meeting of the shareholders of the Company to be held in the year 2011 and the due election of his respective successor”.

        Mr. Yaron Adler will present the following resolution for adoption at the Meeting:

“RESOLVED, that Mr. Oded Federbush is hereby elected to serve as a director for a three-year term commencing on the date of the Meeting and until the annual meeting of the shareholders of the Company to be held in the year 2011 and the due election of his respective successor”.

        The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of either of the foregoing candidates.

        SINCE THERE IS ONLY ONE VACANT SEAT ON OUR BOARD OF DIRECTORS, ONLY ONE OF THE FOREGOING CANDIDATES MAY BE ELECTED.

        Our board of directors recommends a vote FOR approval of the proposed election of Mr. Arik Ramot as director of the Company.

PROPOSAL 2

APPOINTMENT OF KOST FORER GABBAY & KASIERER, A MEMBER OF ERNST & YOUNG
GLOBAL, AS THE INDEPENDENT
PUBLIC AUDITORS OF THE COMPANY FOR THE YEAR ENDING DECEMBER 31, 2008
AND AUTHORIZATION OF THE BOARD OF DIRECTORS TO FIX THE
REMUNERATION OF SAID AUDITORS IN ACCORDANCE WITH THE AMOUNT AND NATURE OF
THEIR SERVICES, OR TO DELEGATE SUCH POWER TO THE AUDIT COMMITTEE

        Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, have audited the Company’s financial statements beginning with the financial statements for the year ended December 31, 2004. Except as the Company’s auditors, there is no other affiliation between such firm and the Company.

        In compliance with the Israeli Companies Law, our board of directors will present the following resolution for adoption at the Meeting:

“RESOLVED, to appoint Kost Forer Gabbay & Kasierer, a member of Ernst &Young Global, as the independent public auditors of the Company for the year ending December 31, 2008 and that the board of directors be authorized to fix the remuneration of said auditors in accordance with the amount and nature of their services, or to delegate such power to the audit committee.”

        The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

        Our board of directors recommends a vote FOR approval of the proposed appointment of Kost Forer Gabbay & Kasierer as the independent public auditors of the Company for the year ending December 31, 2008 and the fixing of their remuneration.

OTHER BUSINESS

        The Company’s management is not aware of any other business to be transacted at the Meeting. However, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

        Shareholders are urged to complete and return their proxies promptly in order to, among other things, insure actions by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the ordinary shares represented thereby will be voted as indicated thereon. IF NO SPECIFICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF THE ELECTION OF THE NOMINEE OF THE BOARD OF DIRECTORS UNDER PROPOSAL 1 AND FOR PROPOSAL 2AS DESCRIBED IN THIS PROXY STATEMENT.

        The Company’s financial statements for the year ended December 31, 2007 are available through the Company’s website (http://www.incredimail-corp.com). At the Meeting, the Company’s management will be available to answer questions relating to such financial statements and the Management’s Report on the Company’s business during 2007.

Where to Find More Information

        You may read any reports, statements or other information that the Company files with or furnishes to the SEC at the SEC’s public reference room at the following location:

Public Reference Room
450 Fifth Street, N.W., Room 1024
Washington, D.C. 20549

        Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. These SEC filings and submissions are also available to the public from commercial document retrieval services and at the Internet at http://www.sec.gov.

        The documents set forth below, as well as reports submitted by the Company with the SEC after the date of this Proxy Statement, contain important information about the Company and its financial condition:

—	Annual Report on Form 20-F for the fiscal year ended December 31, 2007, filed with the SEC on May 12, 2008; and
—	Reports of Foreign Private Issuer on Form 6-K furnished by the Company to the SEC on the following dates:
š	January 11, 2008
š	January 22, 2008
š	January 23, 2008
š	February 5, 2008
š	March 5, 2008
š	April 1, 2008
š	April 10, 2008
š	June 2, 2008
š	June 4, 2008
š	June 23, 2008
š	July 3, 2008
š	July 8, 2008
š	July 17, 2008
š	July 24, 2008
š	August 13, 2008
š	October 27, 2008
š	November 10, 2008

        YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED NOVEMBER 13, 2008. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN NOVEMBER 13, 2008, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

        Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure the presence of a quorum at the Meeting and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed (including the indication of a vote on the proposed matters) and returned in time for voting, the shares represented thereby will be voted as indicated thereon. If no specification is made, the Ordinary Shares represented by the proxy will be voted in FAVOR of each of the proposals described in this proxy statement.

By Order of the Board of Directors

Tamar Gottlieb, Chairperson of the Board of Directors

Date: November 13, 2008